SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number 33-95796


                           NOTIFICATION OF LATE FILING
(Check One):  |_| Form 10-K  |_| Form 11-K  |_| Form 20-F  |X| Form 10-Q
              |_| Form N-SAR

For Period Ended: July 9, 2000

|_|  Transition Report on Form 10-K   |_|   Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F   |_|   Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K

For the Transition Period Ended: __________________________

  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                 Tanner's Restaurant Group, Inc.
--------------------------------------------------------------------------------
Former name if applicable
--------------------------------------------------------------------------------
Address of principal executive office
(Street and number)                     1087 Broad Street, 4th Floor
City, state and zip code                Bridgeport, Connecticut  06604
--------------------------------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or
 |X| portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Effective May 31, 2000, the registrant acquired all of the outstanding stock of Fone.com, Limited (now known as B4B Communications, Limited), a telecommunications company doing business primarily in the United Kingdom. Fone.com previously operated on a fiscal year different from that of the registrant and previously prepared its financial statements based on accounting principals applicable in the United Kingdom, which differ from generally accepted accounting principals applicable in the United States. In order to prepare its Form 10-QSB for the quarter ended July 9, 2000, the registrant has had to reconcile the financial statements of Fone.com with its own financial statements. In addition, the acquisition of Fone.com resulted in the installation of a new management team and coincided with the replacement of the registrant's outside accounting firm. These changes have necessitated significant changes in the registrant's operations, including the preparation of its periodic reports under the Securities Exchange Act of 1934. Together, these developments have caused delays in the preparation of the registrant's Form 10-QSB for the quarter ended July 9, 2000 and its financial statements, and have made the registrant unable to file timely its Form 10-QSB without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Lawrence Shatsoff                     (203)                        333-6389
--------------------------------------------------------------------------------
      (Name)                       (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant's results of operations will differ significantly from the registrant's results of operations from the corresponding period of the previous year because, since the corresponding period of the previous year, the registrant has disposed of its restaurant business and made a significant acquisition.

                         Tanner's Restaurant Group, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 23, 2000                            By: /s/ Lawrence Shatsoff
---------------------                            -------------------------
                                                 Name: Lawrence Shatsoff
                                                 Title: President